Exhibit (a)(5)(G)

WEBMD HEALTH CORP.

NOTICE OF ANTICIPATED MAKE-WHOLE FUNDAMENTAL CHANGE

2.625% Convertible Notes due 2023

CUSIP Nos. 94770V AL6 and 94770V AM4

August 7, 2017

To:	Holders of WebMD Health Corp.’s 2.625% Convertible Notes due 2023 (the “Notes”)

Reference is hereby made to an indenture, dated as of June 1, 2016 (the “Indenture”), between WebMD Health Corp., a Delaware corporation (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 2.625% Convertible Notes due 2023.  Capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture.

On July 24, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among MH Sub I, LLC, a Delaware limited liability company (the “Parent”), Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and the Company, providing for (i) a tender offer to be commenced by the Purchaser on or about August 7, 2017 (the “Tender Offer”), to acquire all shares of common stock of the Company, par value $0.01 per share (the “Common Stock”) that are outstanding other than certain excluded shares, at a price of $66.50 per share, net to the seller in cash (such amount or any higher amount per share that may be paid pursuant to the Tender Offer, the “Offer Price”) and (ii) as soon as practicable after the successful completion of the Tender Offer, the merger (the “Merger”) of the Purchaser with and into the Company, with the Company continuing as the surviving company and each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than certain excluded shares, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.  The Company issued a press release publicly announcing the execution of the Merger Agreement on July 24, 2017, and included a copy of the press release and the Merger Agreement as exhibits to the Company’s Current Report on Form 8-K, filed with the SEC on July 26, 2017.

Notice of Anticipated Make-Whole Fundamental Change

In accordance with Section 10.05 of the Indenture, the Company hereby gives notice that a Make-Whole Fundamental Change, as such term is defined in the Indenture, would occur on or after September 7, 2017 as a result of the successful completion of the Merger.

Adjustment to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change

If a holder surrenders its Notes for conversion during the period commencing 20 days prior to the anticipated effective date of the Make-Whole Fundamental Change (the “Anticipated Effective Date”) and ending 20 days after the actual effective date of the Make-Whole Fundamental Change (such period, the “Make-Whole Fundamental Change Period”), the Company will increase the conversion rate for the Notes surrendered for conversion during such period by a number of additional shares of Common Stock (the “Additional Shares”) as set forth in the Make Whole Table (defined below). In accordance with Section 10.02 of the Indenture, no payment will be made in respect of any accrued and unpaid interest on a Note converted during the Make-Whole Fundamental Change Period.

As of the date hereof, the Conversion Rate under the Indenture is 11.5389 shares of Common Stock per $1,000 principal amount of Notes. See Annex A attached to this notice for a current version of the make whole table set forth in Section 10.05 of the Indenture (the “Make Whole Table”). As the holders of Common Stock will receive solely cash consideration in connection with the Tender Offer and the Merger, the Applicable Price, as used in the Indenture, will equal the Offer Price.

The number of Additional Shares will be determined by reference to the Make Whole Table set forth in Annex A attached to this notice and based upon the Applicable Price and the effective date of the Merger (the “Effective Date”). Solely for illustrative purposes under Section 10.05 of the Indenture, based upon a hypothetical Effective Date of September 7, 2017 and the anticipated Applicable Price of $66.50 per share of Common Stock, which is lower than the Applicable Price threshold at which Additional Shares would be delivered of $66.66, the adjusted Conversion Rate under the Indenture solely during the Make-Whole Fundamental Change Period is expected to be 11.5389 shares of Common Stock, per $1,000 principal amount of Notes surrendered for conversion in connection with the Merger.   Such adjusted Conversion Rate reflects no Additional Shares being delivered.

The calculation of the anticipated adjusted Conversion Rate set forth above is contingent upon a hypothetical Effective Date of the Merger of September 7, 2017, cash consideration paid per share of Common Stock in connection with the Merger of $66.50 and surrender of Notes for conversion during the Make-Whole Fundamental Change Period. If the Merger is not consummated, the holders of Notes surrendered for conversion will not be entitled to the Additional Shares and will not be able to reverse the conversion of their Notes. In addition, even if the Merger is consummated, the number of Additional Shares will vary from the amount reflected above if the actual Applicable Price and/or the Effective Date of the Merger vary from those used for the calculation above.

If the Merger is Consummated, Company Obligation to Make a Repurchase Offer to All Holders

Pursuant to Section 3.01 of the Indenture, if a Fundamental Change occurs at any time before the maturity date of the Notes, each holder of Notes will have the right at such holder’s option to require the Company to repurchase all of such holder’s Notes (or a portion thereof which is $1,000 in principal amount or any positive integral multiple thereof), on a date (the “Fundamental Change Repurchase Date”) that is 30 business days after the date the Company delivers the Fundamental Change Notice in accordance with Section 3.01 of the Indenture.  The Company will be required to repurchase all of such holder’s Notes at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes to be so repurchased (the “Repurchase Price”), plus accrued and unpaid interest thereon, if any, to, but excluding the Fundamental Change Repurchase Date.

Pursuant to Section 3.02 of the Indenture, upon receipt by the Trustee of a Holder’s notice to elect repurchase, the Holder of the Notes subject to such notice shall be entitled to receive solely the Repurchase Price, together with all accrued and unpaid interest, if any, with respect to such Notes.  Accordingly, a Holder who has elected to participate in the repurchase offer described in the preceding paragraph may not convert such Notes pursuant to Article 10 of the Indenture, including during the Make-Whole Fundamental Change Period, and will not be entitled to receive any Additional Shares with respect to such conversion.

If the Company makes an offer to repurchase the Notes as a result of a Fundamental Change in connection with the Merger, holders of the Notes should read the related Fundamental Change Notice and any other related documentation when it is available because it contains important information.  Those documents will be available for free from the Company if and when such offer to repurchase the Notes is commenced.

Notice of Supplemental Indenture

In accordance with Section 10.12 of the Indenture, the Company hereby gives notice that, upon the consummation of the Merger, the Company intends to enter into a supplemental indenture with respect to the Indenture. Pursuant to the terms of such supplemental indenture, the right to convert each $1,000 principal amount of the Notes will be changed into a right to convert such principal amount into an amount of cash equal to the Conversion Rate in effect on the conversion date, multiplied by the Applicable Price.

Additional Notices

The Company hereby notifies you that there can be no assurance that the Tender Offer or the Merger will be consummated on or about the dates indicated herein, or at all.  However, in accordance with Section 10.05 of the Indenture, the Company is hereby providing notice to you of the Tender Offer and the Merger and as to the anticipated effective date for each of the Tender Offer and the Merger, which date will also be the date as of which it is expected that holders of shares of Common Stock will receive an amount per share in cash equal to the Offer Price.

If you have any questions, please contact Mary Anne Lerma, Investor Relations, at mlerma@webmd.net or +1 (212) 624-3817.

ANNEX A

Make Whole Table

	Applicable Price at the Effective Date
Effective Date	$66.66	$69.67	$79.62	$89.58	$99.53	$124.41	$149.29	$174.17	$199.06	$248.82
June 1, 2016	3.4616	3.1526	2.3668	1.8333	1.4576	0.8968	0.5997	0.4197	0.2999	0.1519
June 15, 2017	3.4616	3.0422	2.2401	1.7053	1.3365	0.8032	0.5318	0.3711	0.2653	0.1346
June 15, 2018	3.4616	2.9415	2.1114	1.5704	1.2065	0.7025	0.4596	0.3202	0.2294	0.1172
June 15, 2019	3.4616	2.8454	1.9724	1.4193	1.0596	0.5900	0.3807	0.2655	0.1912	0.0987
June 15, 2020	3.4616	2.7530	1.8145	1.2408	0.8859	0.4619	0.2939	0.2064	0.1502	0.0789
June 15, 2021	3.4616	2.6683	1.6225	1.0152	0.6692	0.3149	0.1994	0.1424	0.1053	0.0566
June 15, 2022	3.4616	2.6270	1.3630	0.6879	0.3766	0.1537	0.1008	0.0741	0.0558	0.0306
June 15, 2023	3.4616	2.6267	1.0203	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000